UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)*

                          FIRST MARBLEHEAD CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    320771108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 28, 2004
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [  ]   Rule 13d-1(b)
            [  ]   Rule 13d-1(c)
            [X ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 pages

--------------------------                            --------------------------
CUSIP No. 32077108                    13G             Page  2  of  8  Pages
          --------                                         ---    ---
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Interlaken Investment Partners, L.P.
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 5 SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF      6 SHARED VOTING POWER
   SHARES
BENEFICIALLY       6,658,165
  OWNED BY    ------------------------------------------------------------------
    EACH         7 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
                 8 SHARED DISPOSITIVE POWER

                   6,658,165
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,658,165
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       [ ]

--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.5%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

--------------------------                            --------------------------
CUSIP No. 32077108                    13G             Page  3  of  8  Pages
          --------                                         ---    ---
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       William R. Berkley
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
                 5 SOLE VOTING POWER

                   1,118,247
              ------------------------------------------------------------------
  NUMBER OF      6 SHARED VOTING POWER
   SHARES
BENEFICIALLY       6,658,165
  OWNED BY    ------------------------------------------------------------------
    EACH         7 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          1,118,247
    WITH      ------------------------------------------------------------------
                 8 SHARED DISPOSITIVE POWER

                   6,658,165
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,776,412
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       [ ]

--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       12.2%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)               Name of Issuer:
                        --------------

                        The First Marblehead Corporation (the "Issuer")

Item 1(b)               Address of Issuer's Principal Executive Offices:
                        -----------------------------------------------

                        The Prudential Tower
                        800 Boylston Street, 34th Floor
                        Boston, MA 02199-8157

Items 2(a)
                        Name of Person Filing; Address of Principal Business
                        ----------------------------------------------------
                        Office:
                        ------

                        This statement is filed jointly on behalf of the persons identified below, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

                        Interlaken Investment Partners, L.P. ("Investment Partners") William R. Berkley ("Berkley")

Item 2(b)
                        Address of Principal Business Office or, if None,
                        -------------------------------------------------
                        Residence
                        ---------

                        The address of each of Investment Partners and Berkley is:

                        475 Steamboat Road
                        Greenwich, CT 06830

Item 2(c)               Citizenship:
                        -----------

                        For the citizenship of Investment Partners and Berkley, see Item 4 of the cover sheet for each such Reporting Person.


Item 2(d)               Title of Class of Securities:
                        ----------------------------

                        Common Stock, par value $0.01 per share ("Common
                        Stock")

Item 2(e)               CUSIP Number:
                        ------------

                        320771108


                               Page 4 of 8 pages

Item 3                  If this statement is filed pursuant to
                        --------------------------------------
                        ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check
                        -------------------------------------------------
                        whether the person is filing as a:
                        ---------------------------------

                        Not Applicable

Item 4.                 Ownership:
                        ---------

                        (a) Amount beneficially owned:

                        On June 28, 2004, Investment Partners sold in a public offering 1,150,000 shares of Common Stock. Immediately after the sale, (i) Investment Partners owned directly 6,658,165 shares of Common Stock, (ii) Berkley owned directly 638,773 shares of Common Stock and options to purchase 8,000 shares of Common Stock, which options are currently exercisable (iii) Interlaken Management Partners, L.P. ("Management Partners") owned 407,596 shares of Common Stock and (iv) The Berkley Foundation, Inc. ("The Berkley Foundation") owned 63,878 shares of Common Stock.

                        Berkley is the President of The Berkley Foundation and may be deemed to be the beneficial owner of the shares of Common Stock held by The Berkley Foundation. Berkley is the President and sole shareholder of Lake Management, Inc., which is the sole general partner of Management Partners, which is the sole general partner of Investment Partners. As such, Berkley indirectly controls Investment Partners and Management Partners and may be deemed to have beneficial ownership of the 6,658,165 shares of Common Stock held by Investment Partners and 407,596 shares of Common Stock held by Management Partners. Berkley disclaims beneficial ownership of all shares of Common Stock owned by The Berkley Foundation, Investment Partners and Management Partners except, in each case, to the extent of any indirect pecuniary interest therein.

                        (b) Percent of class

                        Based upon 63,706,881 shares of Common Stock outstanding immediately after the public offering on June 28, 2004, as reported in the Issuer's Prospectus dated June 22, 2004, Investment Partners is deemed to hold 10.5% of the Issuer's outstanding Common Stock and Berkley is deemed to hold 12.2% of the Issuer's outstanding Common Stock.

                        (c) Number of shares as to which the person has:

                        Interlaken Investment Partners, L.P.: 0 shares with sole power to vote or to direct the vote; 6,658,165 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 6,658,165 shares with shared power to dispose of or to direct the disposition of


                               Page 5 of 8 pages

                        William R. Berkley: 1,118,247 shares with sole power to vote or to direct the vote; 6,658,165 shares with shared power to vote or to direct the vote; 1,118,247 shares with sole power to dispose of or to direct the disposition of; 6,658,165 shares with shared power to dispose of or to direct the disposition of


Item 5                  Ownership of Five Percent or Less of a Class:
                        --------------------------------------------

                        N/A

Item 6                  Ownership of More than Five Percent on Behalf of
                        -------------------------------------------------
                        Another Person:
                        --------------

                        N/A

Item 7                  Identification and Classification of the
                        ----------------------------------------
                        Subsidiary Which Acquired the Security Being
                        --------------------------------------------
                        Reported on By the Parent Holding Company:
                        -----------------------------------------

                        N/A

Item 8                  Identification and Classification of Members of
                        -----------------------------------------------
                        the Group:
                        ---------

                        N/A

Item 9                  Notice of Dissolution of Group:
                        ------------------------------

                        N/A

Item 10                 Certification:
                        -------------

                        N/A


                               Page 6 of 8 pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2004

                              INTERLAKEN INVESTMENT PARTNERS, L.P.
                              By: Interlaken Management Partners, L.P., its general partner
                              By:  Lake Management, Inc., its general partner

                              By:  /s/ William R. Berkley
                                   ----------------------
                                   William R. Berkley, President

                              Date:  June 28, 2004



                              By:  /s/ William R. Berkley
                                   ----------------------
                                   WILLIAM R. BERKLEY

                              Date:  June 28, 2004


                               Page 7 of 8 pages

                                                                       Exhibit A


                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

     Interlaken Investment Partners, L.P., a limited partnership organized and existing under the laws of the State of Delaware, and William R. Berkley hereby agree to file jointly, on behalf of each of them, the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.


INTERLAKEN INVESTMENT PARTNERS, L.P.
By:  Interlaken Management Partners, L.P., its general partner
By:  Lake Management, Inc., its general partner


By:  /s/ William R. Berkley
     ----------------------
     William R. Berkley, President

Dated:  February 10, 2004



/s/ WILLIAM R. BERKLEY
----------------------
WILLIAM R. BERKLEY

Dated:  February 10, 2004